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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-29752
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                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
For Period Ended:   December 31, 2004
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:  __________________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:
                        Leap Wireless International, Inc.
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Former Name if Applicable:
                                 Not Applicable
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Address of Principal Executive Office (Street and Number):
                           10307 Pacific Center Court
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City, State and Zip Code
                           San Diego, California 92121
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PART II - RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Leap Wireless International, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K") in a timely manner without unreasonable effort and expense in light of the circumstances described below.

     Like many other publicly-traded companies, the Company is reviewing its lease-related accounting practices in light of a letter from the staff of the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants, dated February 7, 2005. The Company's review is focusing on its accounting for cell site leases. Although the Company has been working diligently on such review, the review process has been taking a considerable amount of time because the Company has more than 2,500 cell site leases, many of which were amended during the course of the Company's bankruptcy proceedings. Until the review of its accounting practices relating to cell site leases is completed, the Company cannot finalize its financial statements for the period ended December 31, 2004 or file its 2004 Form 10-K. In addition, the amount of work associated with the review of cell site lease accounting has generally delayed the preparation of the Company's financial statements. The Company expects that management and the Audit Committee of the Company's Board of Directors will complete in the near future their review of the Company's lease-related accounting practices and other issues that remain open as a result of delays caused by the lease-related issues, which will allow the Company (1) to complete the preparation and filing of its 2004 Form 10-K, and (2) to determine whether any previously issued financial statements of the Company need to be amended.

     The Company plans to finalize its financial statements for the period ending December 31, 2004 and to file its 2004 Form 10-K on or before April 15, 2005. The Company's failure to provide the lenders under its senior secured credit agreement (relating to a $500 million term
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loan and a $110 million revolving credit facility) with audited financial statements for fiscal 2004 by March 31, 2005 constitutes a breach of the terms of such credit agreement. Although the Company is working diligently to complete its review of the matters discussed in this report, if it is unable to finalize its financial statements for the period ended December 31, 2004 and file its 2004 Form 10-K by April 15, 2005, such failure will constitute an event of default under the credit agreement. If such an event occurs, the Company would seek a waiver of the event of default. Unless waived by the required lenders, such an event of default would permit the administrative agent to exercise its remedies under the credit agreement, including declaring all outstanding debt under the agreement to be immediately due and payable.

IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Robert J. Irving, Jr.                          (858) 882-6000
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                (Name)                           (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In August 2004, the Company and Cricket Communications, Inc. satisfied the conditions to the Company's Fifth Amended Joint Plan of Reorganization and the Company emerged from Chapter 11 bankruptcy. The Plan of Reorganization implemented a comprehensive financial reorganization that, among other matters, significantly reduced the Company's outstanding indebtedness. On the effective date of the Plan of Reorganization, the Company's long term debt was reduced from a book value of more than $2.4 billion to debt with an estimated fair value of approximately $412.8 million. In addition, in connection with the Company's emergence from bankruptcy, it adopted fresh-start reporting as of July 31, 2004 which resulted in material adjustments to the historical carrying values of many of the Company's assets and liabilities. Under fresh-start reporting, the Company is deemed to be a new entity for financial reporting purposes. As a result of the foregoing, the Company's financial statements at and for the period ended December 31, 2004 will not be comparable in many respects to the Company's financial statements at and for the period ended December 31, 2003.

     As discussed in Part III above, as of the date of this filing, the Company is still reviewing its cell site lease accounting practices and, as a result, has not yet finalized its financial statements for the period ended December 31, 2004. As a result, the Company cannot provide
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quantitative assessments of its fiscal 2004 operating results compared to its fiscal 2003 operating results. However, the Company expects that its combined operating results for the seven months ended July 31, 2004 and the five months ended December 31, 2004 will generally compare to its operating results for the fiscal year ended December 31, 2003 as follows:

          - revenue in 2004 will be greater than revenue in 2003, reflecting in part an increase in net customers, an increase in average revenues per customer, higher average net revenue per handset sold and higher handset sales volumes;

          - total operating expenses in 2004 will be lower than in 2003, reflecting primarily a decrease in depreciation and amortization expense in 2004 and approximately $195 million of asset impairment and related charges in 2003 compared to less than $1 million of asset impairment and related charges in 2004; and

          - interest expense in 2004 will be lower than interest expense in 2003.

     In addition, the Company recorded a net gain from reorganization items in excess of $900 million for the seven months ended July 31, 2004, which the Company expects will result in substantial net income for the year ended December 31, 2004 compared to a net loss for the year ended December 31, 2003.

     Management may determine and report in the 2004 Form 10-K that the Company had a material weakness in internal controls arising in connection with turnover and staffing levels in the Company's accounting department (related in part to the Company's now completed bankruptcy proceedings). Because the Company is still in the process of finalizing its financial statements for the period ended December 31, 2004 and evaluating the effectiveness of its internal controls over financial reporting as of such date, management may determine that additional deficiencies in internal controls exist that constitute material weaknesses.

                        Leap Wireless International, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      March 31, 2005                By      /s/ DEAN LUVISA
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                                              Dean Luvisa
                                              Acting Chief Financial Officer and
                                              Treasurer